UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

AUGUST 10, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

MediaMind Technologies Inc. (formerly Eyeblaster, Inc.)

File No. 333-165379 - CF# 24876

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MediaMind Technologies Inc. (formerly Eyeblaster, Inc.) submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on March 10, 2010, as amended.

Based on representations by MediaMind Technologies Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.6   through February 28, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel